Exhibit 99.2

Nevada Geothermal Power Inc.

Issues Stock Options

VANCOUVER, B.C. (May 28, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-  BB:  NGLPF)  announced  that  incentive  stock  options  have  been  granted  to  certain  directors,  officers,  employees and consultants of the Company to purchase 1,341,000 common shares of the Company at an  exercise price of $1.03 per share for a term of 5 years.   Common shares which may be acquired upon  exercise of the options shall be subject to a hold period which will expire on September 29, 2008.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States  to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and  currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of  which are ideally situated in Nevada and Crump Geyser in Oregon.   These properties are at different levels of  exploration and development. NGP estimates a potential of approximately 150 MW to 200 MW from the current  leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com
Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-688-1553 X118 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com	Investor Inquiries: Tracy Weslosky or Fred Cowans, Managing Partners Pro-Edge Consultants Inc. Telephone: (416) 581-0177 Toll Free: (866) 544-9622 or info@pro-edge.com www.pro-edge.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S.  Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless  registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform  Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates",  "believes", "estimates", "expects", "plans", "intends", "potential" and similar expressions. These statements reflect our current  belief  and  are  based  upon  currently  available  information.  Accordingly,  such  forward-looking  statements  involve  known  and  unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to  differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the  event  of  any  change,  addition,  or  alteration  to  the  information  catered  in  this  Press  Release  including  such  forward-looking  statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.